UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2002

                  GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
                            (SOUTHEAST AIRPORT GROUP)

                 (Translation of Registrant's Name Into English)

                                     Mexico

                 (Jurisdiction of incorporation or organization)


                  Blvd. Manuel Avila Camacho, No. 40, 6th Floor
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.

                    (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F x  Form 40-F

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes      No x

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                   ASUR's Passenger Traffic for September 2002

                             Up 6.7% Year over Year

Mexico City, October 7, 2002, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of September 2002 increased by 6.7 percent from the comparable period last year.

Due to the current situation following the events of September 11, 2001, in the U.S., ASUR's management is doing an extraordinary effort to publish passenger traffic figures for the company's airports on a monthly basis to keep investors well informed. Once the situation has normalized, ASUR management expects to return to normal quarterly reporting procedures.

         All figures in this announcement reflect comparisons between the 28-day period from August 28 through September 24, 2002, and the equivalent 28-day period last year from August 29 through September 25, 2001. Transit and general aviation passengers are excluded.


Airport           September 2001         September 2002          % Change
-------           --------------         --------------          --------
Cancun            397,718                441,024                    10.9
Cozumel           22,175                 17,419                    (21.4)
Huatulco          15,167                 14,270                     (5.9)
Merida            54,786                 56,660                      3.4
Minatitlan        10,186                 9,533                      (6.4)
Oaxaca            28,200                 29,258                      3.8
Tapachula         13,668                 11,730                    (14.2)
Veracruz          34,896                 39,189                     12.3
Villahermosa      36,972                 35,683                     (3.5)
ASUR Total        613,768                654,766                     6.7
------------------------------------------------------------------------

                                     -MORE-

By week, ASUR's total passenger traffic from August 28 through September 24, 2002 varied year-over-year as follows:

o Decreased by 1.8 percent for the seven-day period from August 28 through September 3;
o Decreased by 1.6 percent for the seven-day period from September 4 through 10;
o Increased by 28.2 percent for the seven-day period from September 11 through 17 and;
o Increased by 7.5 percent for the seven-day period from September 18 through 24.

                   %Change August 28 thru September 24, 2002,
Airport               vs. August 29 thru September 25, 2001
                 August 28          September 4     September 11    September 18
                 To September 3     To 10           To 17           To 24
                 7 Days             7 Days          7 Days          7 Days
Cancun               2.0              1.7             31.8            15.0
Cozumel            (27.1)           (41.0)            23.8           (15.6)
Huatulco            (6.1)           (20.3)            33.5           (22.3)
Merida              (7.7)             4.8             28.8            (8.5)
Minatitlan         (11.6)            (3.9)            (4.9)           (5.3)
Oaxaca              (9.6)            (8.4)            30.3            10.0
Tapachula          (18.4)           (24.2)            (6.4)           (5.7)
Veracruz             3.1             13.5             31.6             2.7
Villahermosa        (7.4)           (13.5)            10.8            (2.8)
---------------------------------------------------------------------------
ASUR Total          (1.8)            (1.6)            28.2             7.5
--------------------------------------------------------------------------

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

                                     -ENDS-

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Grupo Aeroportuario del Sureste,
                                             S.A. de C.V.

                                             By: /s/ ADOLFO CASTRO RIVAS
                                                 ------------------------
                                                 Adolfo Castro Rivas
                                                 Director of Finance

Date:  October 9, 2002